Form 425

Filed by Westport Resources Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company:     Kerr-McGee Corporation
Commission File No.: 001-16619

The communication filed herewith is a slide presentation regarding the merger of Kerr-McGee Corporation and Westport Resources Corporation.  The presentation was made to interested parties on April 7, 2004 and is available on Westport Resources Corporation’s website.

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Forward-Looking
Statement

Statements in this presentation regarding the company’s or management’s intentions, beliefs or expectations, or that otherwise speak to future events, including resource estimates, production rate estimates, development schedule and cost estimates, are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Matters discussed in these statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements.  The following factors, among others, could cause actual results to differ from those set for in these forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Kerr-McGee or Westport Resources stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; the accuracy of the assumptions that underlie the statements, the success of the oil and gas exploration and production program, the price of oil and gas, drilling risks, uncertainties in interpreting engineering data, demand for consumer products for which Kerr-McGee’s oil and gas business supplies raw materials, the financial resources of competitors, changes in laws and regulations, the ability to respond to challenges in international markets, including changes in currency exchange rates, political or economic conditions in areas where Kerr-McGee operates, trade and regulatory matters, general economic conditions, and other factors and risks identified in the Risk Factors sections of Kerr-McGee’s Annual Report on Form 10-K and Westport Resources’ Annual Report on Form 10-K as well as other of their SEC filings.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves.  We use certain terms in this presentation, such as “probable and possible” reserves, that the SEC’s guidelines strictly prohibit us from including in filings, with the SEC.  Investors are urged to consider closely the disclosures and risk factors in Kerr-McGee’s Forms 10-K and 10-Q, File No. 1-16619, available from its offices or web site, www.kerr-mcgee.com, and in Westport Resources’ Forms 10-K and 10-Q, File No. 1-14256, available from its offices or web site, www.westportresourcescorpcom.  You can also obtain these forms from the SEC by calling 1-800-SEC-0330.)

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Merger
Transaction

Merger Rationale

•                  Enhances U.S. core areas with quality natural gas assets

•                  Expands base of low-risk exploitation projects

•                  Accelerates production growth profile

•                  Generates additional free cash flow

•                  Strengthens balance sheet

•                  Accretive to 2005 earnings / cash flow

•                  Underpinned with attractive hedges

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Merger
Transaction

Operational
Benefits

Strategic Asset Rationale

•                  Enhances core areas with quality assets

•                  Rockies, S. Texas, Gulf Coast, Gulf of Mexico

•                  Major player in all core areas

•                  Shifts KMG reserve base

•                  Becomes 47% U.S. onshore-based / 76% U.S.-based

•                  Increases gas reserves to 57%

•                  Adds long-life Rocky Mountain gas

•                  Increases production profile to >10% CAGR

•                  Enhances low-cost, high-margin production base

•                  Strengthens inventory of low-risk exploitation opportunities

•                  Application of KMG tight-gas and supply-chain expertise

•                  Entry into new core areas - Uinta Basin

•                  Stong base foundation for high-potential exploration growth

Regional
Overlap

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Impact to
Reserves
MM BOE

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As of Jan. 1, 2004

•                  29% increase in proved reserves

•                  Complements core U.S. onshore & gulf assets

•                  Adds balance/stability

•                  Substantial potential from identified probable and possible locations

Reserve Balance
Pro Forma Jan. 1, 2004

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By Product

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By Category

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By Region

1.3 B BOE

Production Profile
Pro Forma
M BOE/D

[CHART]

* Assumes Aug. 1, 2004 effective date

Production by Region
Pro Forma 2005
M BOE/D

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Unit Operating
Cost Impact
$ / BOE

2005
LOE*	$(.20)
Production Tax	.30
Transportation	(.10)
G&A*	(.25)
Net Impact	$(.25)

Maintains Kerr-McGee’s high-margin cash flow per BOE

* Includes $40 MM of synergies in LOE and G&A

Additional
Synergies

•                  Strategic fit with existing Kerr-McGee core positions

•                  Geological and geophysical knowledge

•                  Drilling experience

•                  Completion technology

•                  Operational expertise

•                  Added scale benefits supply-chain opportunities

•                  Opportunities in areas where Kerr-McGee has demonstrated ability to add reserves and value

•                  Potential to highgrade exploration program

Purchase Price
By Reserve Layer

	Purchase Price $ MM	Reserves (MM BOE)	Purchase Price $/BOE
Proven reserves	$2,147	297	7.23
Probable & possible	930	300	3.10
Exploitation / exploration	300	500.60
Gathering assets	50
	$3,427

Probable & Possible
Resources
MM BOE

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SEC PV(10)
Value

Rank	Field
1	Wattenberg
2	Nansen
3	Natural Buttes
4	Gunnison
5	Harding
6	Constitution
7	Gryphon
8	Red Hawk
9	CFD 11-1 & CFD 11-2
10	Conger
11	Baldpate
12	Tullich
13	Flores
14	Skene
15	VK 826
16	MP 108
17	Janice
18	Leadon
19	Mocane Laverne
20	Pompano
21	Moxa Arch
22	BA 133
23	Rincon
24	Elm Grove
25	Boomvang
26	Andrews
27	WC Blk 180/198
28	Speaks, SW
29	Navajo
30	ST Blk 316

Yellow	- KMG
Blue	- WRC

As of Jan. 1, 2004

Greater Natural Buttes Area
Uinta Basin

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•                  New core area

•                  Large, stable, long-life gas

•                  High-quality gas asset

•                  Stacked pay with field extension

•                  Value plus by mid-stream assets

Current avg. daily production (MMCFe/D)	92
Reserves 12/31/03 (BCFe)	658
Gross acres	271,000
Net acres	229,000

Greater Natural Buttes Area
New Drilling Locations

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Greater Natural Buttes Area
Development Potential

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BCFe
Exploitation	900

Probable/Possible	900

PUD	355

PDP	308

*Approximately 80% net leases

1.8 TCFe of upside potential exists

•                  Infills

•                  Deepenings

•                  Southeast extension

•                  Down-spacing

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D-J Basin
Acquisition Lookback

Since acquisition. . .

•                  Added 350 BCFe of proved reserves

•                  Completed > 1,100 projects in Wattenberg

•                  Increased project inventory 12%

•                  Increased value by $250 MM

•                  Created core area to exploit tight-gas expertise

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Moxa Arch
Green River Basin

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Key Characteristics

•                  Sizeable, long-life, natural gas asset

•                  524,000 gross / 149,000 net acres

•                  50 MMCFe/D gross operated 33 MMCFe/D net

2004 Program

•                  35-40 development wells

•                  IRR 25%-40%(1)

(1)         Assuming NYMEX gas prices of $4.20/MCF - $5.20/MCF

Upside Potentials

•                  Infill drilling at center 5th spot (pending regulatory approval)

•                  Infill drilling at section line 5th spot ( not booked)

•                  Improved stimulation design

•                  Focused team approach as in Wattenberg

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Coalbed Methane
Powder River Basin

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Wyodak Coal

•                  Currently producing 15 MMCF/D gross operated

•                  15-20 wells planned for 2004

Table / Culp (Big George)

•                  30,000 gross acres / 9,500 net acres

•                  10-16 well pilot program scheduled for next 12 months, subject to obtaining permits

Gulf Coast

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Adds .. . .

•                  280 BCFe proved reserves, 70% proved developed, 95% natural gas

•                  160 BCFe probable & possible potential

•                  190-340 BCFe net unrisked exploration potential

Gulf Coast
Expertise

•                  Historical core operating area

•                  Ongoing active program

•                  20-30 wells planned in 2004

•                  Developed nearly 30MM BOE recently

•                  Extensive 3-D coverage

Gulf Coast
Upside Potential

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Exploitation

•                  More than 200 identified exploitation

•                  4 rigs currently running

Exploration

•                  > 40 identified prospects

•                  190-340 BCFe resource potential

•                  75,000 gross / 40,000 net acres

•                  Ongoing 3-D evaluation

Elm Grove Field
Northern Louisiana

Daily Oil Production (MMCFe/D)

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•                  Average 37% WI

•                  33-36 wells planned for 2004

•                  1.5 BCFe average reserves/well

•                  40 acre infill potential - 60 to 80 locations

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Gulf of Mexico
Complementary Position

Adds complementary shelf assets to existing deepwater opportunities

•                  20 M BOE/D or production

•                  68% gas

•                  80% operated

•                  Near-term exploitation opportunities

•                  Benefit from Kerr-McGee’s extensive infrastructure

•                  >100 blocks; 12 in deep water

•                  Tahiti override

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Tahiti ORRI
Green Canyon 640

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•                  3.7% ORRI on Green Canyon 640

•                  14 MM BOE of probable and possible

•                  Sanction expected in 2005

•                  First production expected 2008

•                  No capital required

Gulf of Mexico

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Current Westport
Activity

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Existing 2004
Exploration Program
$300 MM

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45-55 Exploratory Wells

Strategic Asset Rationale

•                  Enhances core areas with quality assets

•                  Rockies, S. Texas, Gulf Coast, Gulf of Mexico

•                  Major player in all core areas

•                  Shifts KMG reserve base

•                  Becomes 47% U.S. onshore-based / 76% U.S.-based

•                  Increases gas reserves to 57%

•                  Adds long-life Rocky Mountain gas

•                  Increases production profile to >10% CAGR

•                  Enhances low-cost, high-margin production base

•                  Strengthens inventory of low-risk exploitation opportunities

•                  Application of KMG tight-gas and supply-chain expertise

•                  Entry into new core areas - Uinta Basin

•                  Strong base foundation for high-potential exploration growth

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Financial
Benefits

Financial
Benefits

•                  Transaction is accretive

•                    Earnings per share
3.0% - 18.8% in 2005

•                    Cash flow per share
0.3% - 4.6% in 2005

•                  $150 MM to $250 MM of projected free cash flow coming from Westport assets in 2005 & 2006

•                  Improves balance sheet leverage

•                  Net debt/capital improves from 54% end of 2003 to approx. 42% end of 2004 (Pro Forma)

•                  Synergy cost savings BTAX of $40 MM annually

•                  Increases financial flexibility

Hedge Positions

•                  90% of Westport’s production has been hedged from second half of 2004 through 2006

•                  New hedge positions:

	Gas		Oil
	Price	Volumes (MMBtu/D)	Price	Volumes (BOPD)
1/2-2004	$5.96	185,000	$32.60	9,000
2005	$5.00-$6.25	280,000	$28.50-$31.89	14,000
2006	$4.75-$5.51	340,000	$27.00-$30.58	19,000

•                  Percentage of total combined production hedged

	Gas	Oil
1/2-2004	76%	77%
2005	32%	12%
2006	31%	12%

Accretion Analysis*

	2005		2006
	Floor Price	Ceiling Price	Floor Price	Ceiling Price
Earnings per Share	3.0%	18.8%	25.8%	51.1%

Cash Flow per Share	0.3%	4.6%	3.3%	8.0%

*Based upon FirstCall estimates

Cash Flow Contribution
$MM

	2005
	Floor Hedge Price	Ceiling Hedge Price
Cash Flow	$600	$700
Capital	(387)	(387)
ATAX Synergy Savings	26	26
Free Cash Flow	$239	$339

Increased Dividend Payout	$(89)	$(89)
Total Free Cash Flow	$150	$250

2005 Commodity
Price Sensitivity

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* Assumes commodity prices stay within collars

Credit Improvements

	Kerr-McGee Stand Alone 2003		Pro Forma 2004		% Improvement
Net Debt to Capital	54%		42%		22%
Interest Coverage	7.5	x	11.0	x	47%
Operating Cash Flow	$1.6	B	$2.2	B	38%
Cash Margin ($/BOE)	$21.67		$23.14		7%
Production (BOE/D)(1)	271,000		300,000		11%
Proved Reserves (MM BOE)(2)	1,026		1,323		29%
Reserve Life (Years)	10.0		10.0
Total Debt(3) / Proved Reserves	$3.08		$2.63		18%
Adj. Debt(3) / PD Reserves	$6.62		$5.13		23%

(1)         Pro Forma assumes five months of Westport’s production

(2)         Pro Forma assumes adding together 12/31/03 reserves of Kerr-McGee & Westport

(3)         Excludes $500 MM debt allocated to Chemical assets

Capital Structure
$MM

	Kerr-McGee Stand-alone		Pro Forma
	YE 2003	YE 2004	YE 2004
Total Debt	$3,655	$3,105	$3,985
Cash	(142)	(142)	(85)
Net Debt	3,513	2,963	3,900
Book Equity	2,636	2,856	5,357
Net Book Capitalization	$6,149	$5,819	$9,257

Preliminary Purchase
Price Allocation
$MM

Purchase Price
Equity purchase price (49.4 MM @ $51.51)	$2,545
Net debt and preferred	882
Enterprise value	$3,427
Plus other liabilities	437
Plus deferred income taxes	664
Total transaction value	$4,528

Value allocation
Proved oil & gas properties	$2,147
Unproved oil & gas properties	1,230
Gathering property & equipment	50
Other assets	124
Current assets (excluding cash)	108
Goodwill	869
Total value of assets acquired	$4,528

Transaction Terms

Consideration:	0.71 Kerr-McGee shares for each outstanding Westport share

Structure:	Tax-free Section 368 reorganization (Forward Subsidiary Merger)

Non-Solicitation Provisions:	Customary non-solicitation provisions, subject to fiduciary outs

Termination Fee:	$90 million

Voting Agreement:	Westport’s major shareholders representing 42% of the outstanding shares have agreed to vote in favor of merger

Conditions:	Kerr-McGee & Westport shareholder approvals

Hart Scott Rodino approval

Timing:	Expect to close during third quarter 2004

Merger Rationale

•                  Enhances U.S. core areas with quality natural gas assets

•                  Expands base of low-risk exploitation projects

•                  Accelerates production growth profile

•                  Generates additional free cash flow

•                  Strengthens balance sheet

•                  Accretive to 2005 earnings / cash flow

•                  Underpinned with attractive hedges

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IMPORTANT LEGAL INFORMATION

THIS PRESENTATION IS NOT AN OFFER TO SELL THE SECURITIES OF KERR-McGEE CORPORATION AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.

INVESTOR AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

The joint proxy statement/prospectus will be filed with the U.S. Securities and Exchange Commission (SEC) by Kerr-McGee Corporation and Westport Resources Corp. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus when it becomes available and other documents filed or furnished by Kerr-McGee Corporation or Westport Resources Corp. with the SEC at the SEC’s website at www.sec.gov.  The joint proxy statement/prospectus and other documents filed or furnished by Kerr-McGee Corporation or Westport Resources Corporation may also be obtained for free by directing a request to Kerr-McGee Corporation, Attn: Corporate Secretary, P.O. Box 25861, Oklahoma City, Oklahoma 73125 or to Westport Resources Corporation, Attn: Investor Relations, 1670 Broadway, Suite 2800, Denver, Colorado 80202.

Kerr-McGee, Westport Resources and their respective directors and officers may be deemed to be participants in the solicitation of proxies with respect to the transactions contemplated by the merger agreement.  Information regarding Kerr-McGee’s directors and officers is available in the Proxy Statement for its 2004 Annual Meeting of Stockholders, filed March 26, 2004 with the SEC, and its Annual Report on Form 10-K, filed March 12, 2004 with the SEC.  Information regarding Westport Resources’ directors and officers is available in the Proxy Statement for its 2003 Annual Meeting of Stockholders, filed April 21, 2003 with the SEC.  Other information about the participants in the solicitation will be set forth in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC.